Delisting Determination,The Nasdaq Stock Market, LLC,
November 16, 2012, SatCon Technology Corporation. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of SatCon Technology Corporation
(the Company), effective at the opening of the trading session on November 26, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staffs determination on October 17, 2012. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on October 26, 2012.